Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Oncobiologics, Inc.:

We consent to the use of our report incorporated herein by reference. Our report dated December 29, 2017 contains an explanatory paragraph that states that Oncobiologics, Inc. has incurred recurring losses and negative cash flows from operations since inception and has an accumulated deficit at September 30, 2017 of $186.2 million, $13.5 million of senior secured notes due in December 2018 and $4.6 million of indebtedness that is due on demand, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 15, 2018